

November 29, 2010

Joel Schonfeld
President
Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

> **Re:** **Wilder Filing, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed November 12, 2010**
> **File No. 000-53876**

Dear Mr. Schonfeld:

We have reviewed your responses to the comments in our letter dated October 25, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your revised disclosure on page 11 regarding S corporation distributions. In an appropriate place such as your MD&A, please provide disclosure clearly explaining the meaning and effect of your S corporation status on you and your stockholders.

2. Please provide clarifying disclosure addressing whether being an S corporation is consistent with being a publicly traded company. For example we note several references to possible future quotation of your stock, such as on pages four, six, and 13.

Business, page 3

3. We note your response to our prior comment 2, and we reissue the comment. Please revise the Business section to discuss the effect that interactive data requirements will have on your business.

Management's Discussion and Analysis of Financial Condition, page 8

4. We note your response to our prior comment 7. Please revise to discuss expected sources of capital in greater detail. Additionally, to the extent known, please revise to quantify the amount of expected funds needed for each potential use indicated

Executive Compensation, page 11

Summary Compensation Table, page 11

5. Please revise footnote one on page 11 to further explain the compensation related to S corporation distributions. Additionally please tell us why the distributions reported for each officer do not appear to be in proportion to the beneficial ownership reported on page 10.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 13

6. Please explain your disclosure regarding dividends on pages 13 and 15 in light of your statement on page 11 that you have made S corporation distributions.

Note 2(h) – Income Taxes, page F1-8

7. Your disclosure here regarding your accounting for income taxes appears to indicate that you account for income taxes as a C-corporation while your disclosure in note 4 on page F1-9 states that you are an S-corporation for tax purposes. Please revise to address this inconsistency. If you plan to change your tax status upon effectiveness of your registration, please revise to include pro forma tax and EPS information on the face of your historical financial statements and reclassify undistributed income to paid-in capital in pro forma financial statements.

Other

8. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements for the nine months ended September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

John Dana Brown
Attorney-Advisor